
GKN plc

04 MAR 22 AM 7:21

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



04010717

8 March 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN

SUPPL

Dear Sirs,

GKN plc – notification of major interests in shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
GKN PLC	FRANKLIN RESOURCES, INC

| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Bank of New York – 161,735
Chase Nominees Limited – 50,393,076
Citibank – 487,910
Clydesdale Bank plc – 2,533,630
Euroclear Bruxelles – 26,253
Mellon Bank – 83,045
Northern Trust Company – 391,726
Royal Trust Corp of Canada – 3,081,476
State Street Nominees Limited – 3,150,457 |

5. Number of shares/amount of stock acquired NOT KNOWN	6. Percentage of issued class NOT KNOWN	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES OF 50P EACH	10. Date of transaction NOT KNOWN	11. Date company informed 5 MARCH 2004

12. Total holding following this notification 60,309,308	13. Total percentage holding of issued class following this notification 8.21%

14. Any additional information	15. Name of contact and telephone number for queries PHIL HIGGINS – 01527 533 235

16. Name and signature of authorised company official responsible for making this notification PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT

Date of notification 8 MARCH 2004